UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

BLOX, INC.
(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.00001 PER SHARE
(Title of Class of Securities)

095226 10 6
(CUSIP Number)

Pamela Kathleen Pickett
120 Caspian Way,
Brigadoon, Perth, Western Australia, 6069
08-9296-1669
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	095226 10 6	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pamela Kathleen Pickett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] NOT APPLICABLE
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION AUSTRALIAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,500,000 shares of common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,500,000 shares of common stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500,000 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.35%
14	TYPE OF REPORTING PERSON IN

CUSIP No.	095226 10 6	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

          This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Blox, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 600-666 Burrard Street Vancouver, BC, Canada V6C 3P6.

Item 2. Identity and Background.

           (a)           This Schedule 13D is filed by Pamela Kathleen Pickett (the “Reporting Person”).

           (b)           The Reporting Person’s [business] address is 120 Caspian Way, Brigadoon, Perth, Western Australia, 6069.

           (c)           The Reporting Person’s principal occupation is Consultant.

           (d)           During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

           (e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)            The Reporting Person is a citizen of Australia.

Item 3. Source and Amount of Funds or Other Consideration.

           5,500,000 shares acquired November 9, 2011 CUSIP No. 63911B 101. 4,000,000 shares acquired through a private placement paid cash US$200,000 on February 28, 2014.

Item 4. Purpose of Transaction.

           The shares of common stock acquired by the Reporting Person were acquired for investment purposes. The Reporting Person presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

           (a)           As of February 28, 2014, the Reporting Person is deemed the beneficial owner of 9,500,000 shares of the Issuer’s common stock representing 9.35% of the Issuer’s outstanding common stock based on 101,572,464 shares of common stock outstanding as of June 27, 2014.

CUSIP No.	095226 10 6	13D	Page 4 of 5 Pages

           (b)           The Reporting Person has the sole power to vote or to direct the vote of 9,500,000 shares and to dispose of or to direct the disposition of 9,500,000 shares of common stock.

           (c)           During the past 60 days, the Reporting Person affected no transactions in the Issuer’s common stock.

           (d)           No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 9,500,000 shares of common stock that are held by the Reporting Person.

           (e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Not applicable.

Item 7. Material to be Filed as Exhibits.

           None

CUSIP No.	095226 10 6	13D	Page 5 of 5 Pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2014

/s/ Pamela Kathleen Pickett
Pamela Kathleen Pickett